Exhibit 12

STRATUS TECHNOLOGIES, INC.

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

	Year ended 2/29/2004	Year ended 2/23/2003	Year ended 2/24/2002	Year ended 2/25/2001	Year ended 2/27/2000
Description
Earnings as defined (a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$1,747	$(2,809)	$(44,038)	$(15,702)	$(8,354)
Fixed charges as defined	18,549	14,046	13,376	9,173	8,513

Earnings as defined	$20,296	$11,237	$(30,662)	$(6,529)	$159

Fixed charges as defined (a)
Interest expense	$12,426	$9,673	$9,712	$5,894	$5,436
Amortization of debt expense (b)	3,115	1,619	1,150	827	797
Amortized premiums (b)	629	328	—	—	—
Estimate of interest within rental expense	2,379	2,426	2,514	2,452	2,280

Fixed charges as defined	$18,549	$14,046	$13,376	$9,173	$8,513

Insufficient earnings to cover fixed charges		2,809	44,038	15,702	8,354

Ratio of earnings to fixed charges	1.09

Notes:

(a)	Earnings and fixed charges as defined for Item 503 of Regulation S-K.
(b)	The twelve-month period ended February 29, 2004 includes the write off of the remaining balance related to the Former Credit Facility and does not include amortization of debt expense related to the New Credit Facility.